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                               August 14, 2020

       Milton H. Werner
       President and Chief Executive Officer
       Inhibikase Therapeutics, Inc.
       3350 Riverwood Parkway SE, Suite 1927
       Atlanta, GA 30339

                                                        Re: Inhibikase
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-240036

       Dear Dr. Werner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Inside Cover Page, page i

   1. Please revise the gatefold "Method of Action" graphic to include a textual description putting graphics in
context. Without this information it is difficult to understand what the graphics are attempting
to convey. We note that the line item for BCR-Abl in the pipeline table appears to say
that you will rely on the 505(b)(2) process in lieu of conducting Phase
                                                        1 and Phase 2 trials.
This is inconsistent with later tables on page 3 and 96, which indicate you intend to
rely on 505(b)(2) for all phases of clinical trials. The tables are also inconsistent with the
disclosure on page 105 indicating clinical trials are likely necessary for purposes of dose
escalation and to demonstrate superiority. Please revise your tables accordingly.
 Milton H. Werner
FirstName  LastNameMilton
Inhibikase Therapeutics, Inc.H. Werner
Comapany
August  14, NameInhibikase
            2020            Therapeutics, Inc.
August
Page 2 14, 2020 Page 2
FirstName LastName
2. We note your pipeline table includes line items for drug candidates for treatment of dementia with Lewy Body, multiple system atrophy and progressive multifocal leukoencephalophy. Given the lack of disclosure of these programs in your registration statement, they do not appear material to your operations. Please limit your pipeline table to your material product candidates.
Prospectus Summary
Overview, page 1

3. Please refer to comment 2 and comments 1 and 3 of our October 5, 2018 letter. On pages
         2, 4, 82, and 93 you state, "Subject to future FDA agreements . . . clinical development of
         IkT-001 Pro could possibly be completed in the first half of 2022." In the "Our Programs"
         section, you state, "If approved by the FDA, this product might provide a revenue stream to help support other programs in neurodegeneration." On pages 2 and 82, you state that you could complete clinical development of IkT-148009 in 2024. Please explain, how
         IKT-001 might provide a revenue stream to support clinical development of IkT-148009.
         If this expectation is dependent on revenue from potential collaboration agreements, please make that clear. Alternatively, clarify that this financing strategy is dependent on
         FDA approval and successful commercialization which is highly uncertain.
4. Briefly explain all defined terms at first use. For example, on page 2, briefly describe the process and significance of submitting the NDA for IkT-001Pro pursuant to Section
         505(b)(2) of the Federal Food, Drug and Cosmetic Act.
5. On pages 2 and 81, you state, "We believe IkT-001Pro will improve patient experience and treatment compliance and could become the standard-of-care as a result," while acknowledging you will not submit an IND until the fourth quarter of 2020. On page 103, you state, "We believe IkT-001Pro will have superior safety and at least equivalent efficacy relative to generic Imatinib. As a consequence, we believe we have an opportunty to capture a significant portion of the generic Imatinib sales in the U.S.
         market." Please remove these and all statements suggesting that your product candidates are effective. Safety and efficacy determinations are solely within authority of the FDA or other regulatory agencies. As your product candidates have not received approval, it is premature to state or suggest that they are effective.
Our Portfolio, page 94

6. On page 96, Table 1 depicts the development of IkT-001Pro while the footnote relates to the development of IkT-148009. Revise accordingly.
Material Agreements, page 109

7. Tell us why you eliminated disclosure of the Duke license. We note from pages F-19-
         20, that it appears the Duke license agreement continues to be in effect.
 Milton H. Werner
FirstName  LastNameMilton
Inhibikase Therapeutics, Inc.H. Werner
Comapany
August  14, NameInhibikase
            2020            Therapeutics, Inc.
August
Page 3 14, 2020 Page 3
FirstName LastName
Certain Relationships and Related Party Transactions, page 148

8. Describe the material terms of the CEO note and the 2018 consulting agreement with
         Flagship Consulting, through which you agreed to compensate Mr. Frattaroli, your CFO, discussed on page 148, and file these agreements as exhibits. Refer to Item
         601(b)(10)(ii)(A) and (iii)(A). We note you have filed the 2018 promissory note;
         however, the terms of that note (based on monthly statements for services rendered, maximum $75,000) do not appear to match your disclosure for that time period ($12,500 per month accruing on convertible revolving demand promissory note). Revise to clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at (202) 551-3105 or Sasha Parikh at (202) 551-3627 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Merrill M. Kraines, Esq.